SECURITIES AND EXCHANGE COMMISSION
                Washington, D. C. 20549



                    SCHEDULE 13G
        Under the Securities Exchange Act of 1934

                (Amendment No. 8) *



               SOUTHWEST WATER COMPANY
                  (Name of Issuer)


           Series A, 5-1/4% Preferred Shares
              Cumulative, $.01 Par Value
            (Title of Class of Securities)


                      845331206
                   (CUSIP Number)


     Check the following box if a fee is being paid with this Statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  845331206

1. Name of reporting person S.S. or I.R.S. Identification No. of reporting person:

     Lincoln National Corporation; 35-1140070

2.   Check the appropriate box if a member of a group

     (a) [ ]
     (b) [X]

3.   SEC use only . . . . . . . . . . . . . . . . . . . . .

4.   Citizenship or place of organization:  Indiana

Number of shares beneficially owned by reporting person with:

     5.   Sole voting power:  Not applicable
     6.   Shared voting power:  3,607
     7.   Sole dispositive power:  Not applicable
     8.   Shared dispositive power:  3,607

9.   Aggregate amount beneficially owned by reporting
person:  3,607

10. Check if the aggregate amount in row (9) excludes certain shares: Not applicable

11.  Percent of class represented by amount in row (9):  34.7%

12.  Type of reporting person:  HC

CUSIP NO.:  845331206

1. Name of reporting person S.S. or I.R.S. Identification No. of reporting person:

    Lincoln Investment Management, Inc.; 35-1753930

2.  Check the appropriate box if a member of a group

    (a)  [  ]
    (b)  [ X]

3.  SEC use only . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.  Citizenship or place of organization:  Illinois

Number of shares beneficially owned by reporting person with:

    5.  Sole voting power:  Not applicable
    6.  Shared voting power:  3,607
    7.  Sole dispositive power:  Not applicable
    8.  Shared dispositive power:  3,607

9.  Aggregate amount beneficially owned by reporting person:  3,607

10. Check if the aggregate amount in row (8) excludes certain shares:
Not applicable

11. Percent of class represented by amount in row (9):  34.7%

12. Type of reporting person:  IA

CUSIP NO.:  845331206

1. Name of reporting person S.S. or I.R.S. Identification No. of reporting person:

    The Lincoln National Life Insurance Company; 35-0472300

2.  Check the appropriate box if a member of a group

    (a) [ ]
    (b) [X]

3.  SEC use only . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.  Citizenship or place of organization:  Indiana

Number of shares beneficially owned by reporting person with:

    5.  Sole voting power:  Not applicable
    6.  Shared voting power:  3,607
    7.  Sole dispositive power:  Not applicable
    8.  Shared dispositive power:  3,607

9.  Aggregate amount beneficially owned by reporting person:  3,607

10. Check if the aggregate amount in row (9) excludes certain shares:
Not applicable

11. Percent of class represented by amount in row (9):  34.7%

12. Type of reporting person:  IC

Item 1 (a)     Name of Issuer:  Southwest Water Company  (the "Issuer")

Item 1 (b)     Address of Issuer's principal executive office:

               225 North Barranca Ave., Suite 200
               West Covina, CA  91791-1605

Item 2 (a)     Name of person filing:

               Lincoln National Corporation, Lincoln Investment Management, Inc. and The Lincoln National Life Insurance Company

Item 2 (b)     Address of principal business office:

               Lincoln National Corporation
               Lincoln Investment Management, Inc.
               200 East Berry Street
               Fort Wayne, IN  46802

               The Lincoln National Life Insurance Company
               1300 South Clinton Street
               Fort Wayne, IN  46802

Item 2 (c)     Citizenship:  Lincoln National Corporation and The Lincoln
               National Life Insurance Company are Indiana corporations;
               Lincoln Investment Management, Inc. is an Illinois corporation

Item 2 (d)     Title of class of securities:  Series A, 5-1/4% Preferred
               Shares, Cumulative, $.01 par value

Item 2 (e)     CUSIP No.:  845331206

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

               (a) [ ] Broker or dealer
               (b) [ ] Bank
               (c) [1] Insurance company
               (d) [ ] Investment company
               (e) [2] Investment adviser
               (f) [ ] Employee Benefit Plan,
                       or Endowment Fund
               (g) [3] Parent Holding Company
               (h) [ ] Group

                1.  The Lincoln National Life Insurance Company
                2.  Lincoln Investment Management, Inc.
                3.  Lincoln National Corporation

Item 4    Ownership:

          (a) Amount beneficially owned:  See No. 9 on cover pages
          (b) Percent of class:  See No. 11 on cover pages
          (c) Number of shares as to which such person has:

              (i)    sole power to vote or to direct the vote
              (ii)   shared power to vote or to direct the vote
              (iii)  sole power to dispose or to direct the disposition of
              (iv)   shared power to dispose or to direct the disposition of

               See Nos. 5, 6, 7 and 8 on cover pages

Item 5 Ownership of five percent or less of a class: Not applicable

Item 6    Ownership of more than five percent on behalf of another person:
          Not applicable

Item 7 Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

     The parent holding company, Lincoln National Corporation, an Indiana corporation, owns 100% of the shares of capital stock of Lincoln Investment Management, Inc., an Illinois corporation ("LIM"), and of The Lincoln National Life Insurance Company ("LNL"). LIM acts as investment adviser to LNL and other clients and is registered as an investment adviser under Section 203 of the Investment Adviser Act of 1940. LNL is classified as an insurance company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934.

Item 8 Identification and classification of members of the group: Not applicable

Item 9    Notice of Dissolution of group:  Not applicable

Item 10   Certification:

     By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

     Signature:

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 1996

                              LINCOLN NATIONAL CORPORATION

                              By: __/s/H. Thomas McMeekin______
                            Name: H. Thomas McMeekin
                           Title: Executive Vice President

                              LINCOLN INVESTMENT MANAGEMENT, INC.

                              By: __/s/Ann L. Warner___________
                            Name: Ann L. Warner
                           Title: Senior Vice President

                              THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

                              By: __/s/Steven R. Brody__________
                            Name: Steven R. Brody
                           Title: Vice President